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                                          Filed by Kentucky River Properties LLC
                           Pursuant to Rule 425 under the Securities Act of 1933
                                Subject Company: Kentucky River Coal Corporation
                                               Commission File Number: 333-83634

                 [KENTUCKY RIVER COAL CORPORATION LETTER HEAD]
                                  June 17, 2002

To beneficial owners of Kentucky River Coal Corporation common shares holding through brokers or other nominees:

         We have sent under separate cover a copy of the proxy statement/prospectus, dated June 12, 2002, relating to our proposed corporate restructuring to convert to S corporation status. The proxy statement/prospectus describes the proposed restructuring, the special meeting of shareholders to consider the proposed restructuring and the conditions to implementing the proposed restructuring.

         In the restructuring, up to 70 shareholders that:

         . hold of record the highest percentage of our common shares as of the close of business on July 22, 2002

         .      are eligible to be S corporation shareholders, and

         . by the election deadline, 5:00 p.m. Eastern Time on July 22, 2002:

                .     elect to remain shareholders of the surviving corporation;

                . return a properly executed S corporation consent and a properly executed shareholders agreement; and

                .     deliver the certificates representing their common shares

will remain as shareholders. If you do not remain as a shareholder and also do not exercise your right to dissent, you will receive $4,000 for each of your common shares and the right to subscribe for a number of membership units in our subsidiary, Kentucky River Properties LLC, up to the number of common shares you held immediately before the merger that will take place to effect the restructuring. Kentucky River Properties LLC is a newly created limited liability company which will become the operating entity for our business as part of the restructuring.

         We have enclosed for your information copies of the documentation necessary to elect to remain a shareholder. However, because you hold your common shares in street name, you must transfer your shares into your name as record holder before the election deadline if you wish to elect to remain a shareholder. To accomplish this transfer, you should contact your broker or other nominee holding your common shares and request that they transfer your shares into your name as record holder as soon as possible. In addition to transferring your shares into your name as record holder, if you wish to elect to remain a shareholder, you must also complete the required documents and return them along with certificates representing your common shares by the election deadline 5:00 p.m. Eastern Time on July 22, 2002. We will send you additional copies of the enclosed documents if you transfer shares into your name as record holder. You may also retain and return the enclosed documents with your certificates.


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         If you do not wish to remain a shareholder, you do not need to take any action with respect to the enclosed documents and you do not need to transfer your shares from your broker or nominee into your name.

         Based on the total number of common shares held of record on as of June 1, 2002 by shareholders that we believe are eligible to hold shares in an S corporation, we expect that the number of common shares that you will need to hold in your name to qualify as one of our 70 largest shareholders will be between 150 and 200 common shares. The actual calculation of our 70 largest shareholders will be based on the record ownership of common shares as of the close of business on July 22, 2002. Therefore, we will not know the exact number of common shares that you will need to hold in your name in order to qualify as one of our 70 largest shareholders until the election deadline and that number may be greater than or less than the estimated range that we have provided.

         We will hold a special meeting of shareholders on July 29, 2002 to consider the restructuring. The restructuring requires approval by holders of more than two-thirds of the outstanding common shares and approval by a majority of the outstanding common shares present and voting at the special meeting that are held by shareholders who would receive cash and a subscription right. After you read the proxy statement/prospectus we previously sent, please vote your shares. Even if you transfer your common shares into your name as record holder, you should follow the instructions previously sent to you to vote your shares.

                                                     Sincerely,


                                                     Carroll R. Crouch
                                                     Secretary

         Kentucky River Properties LLC, a wholly owned subsidiary of Kentucky River Coal Corporation, has filed a Registration Statement with the Securities and Exchange Commission that contains the prospectus of Kentucky River
Properties LLC relating to the subscription rights to be issued in the restructuring and the related membership units, and the proxy statement of Kentucky River Coal Corporation relating to the special meeting of shareholders at which the restructuring will be considered and voted upon by the shareholders, as well as other relevant documents concerning the proposed restructuring. Shareholders are urged to read the proxy statement/prospectus along with any other documents filed with the SEC because they contain important information. You may obtain a free copy of the Registration Statement, including the exhibits filed therewith at the SEC's website at www.sec.gov. In addition,
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you may obtain the proxy statement/prospectus and other documents filed with the
SEC free of charge by requesting them from the Corporate Secretary in writing at Kentucky River Coal Corporation, Attention: Corporate Secretary, 200 West Vine Street, Suite 8-K, Lexington, Kentucky 40507, or by telephone at (859) 254-8498.